INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933	Facsimile: (678) 840-2126

June 13, 2013

Sheila Stout

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks-KBR Co-Optivist Income BDC II, Inc. Comments to Form N-2, Post-Effective Amendment No. 3 Filed June 6, 2013 File No. 333-176182

Dear Ms. Stout:

I am writing as counsel to VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”) to follow-up our phone conversation on June 10, 2013 regarding the Post-Effective Amendment No. 3 to the Company’s Form N-2 filed on June 6, 2013, and the accompanying correspondence. Below are answers to the issues we discussed:

1.	The Company is prepared to file a Form 10-K/A for the fiscal year ending December 31, 2012 with an updated audit report, prior to the effective date of the post-effective amendment, but after we have resolved all comments. The auditor’s consent will reference the date of the updated audit report, as will the audit consent filed with a post-effective amendment to the N-2 that incorporates the additional changes we are discussing.

2.	The Company confirms that it has no controlled investments, using the definition of “control” in the Investment Company Act of 1940.

3.	The Company confirms that it is accruing an incentive fee with respect to the unrealized appreciation reflected in its statement of operations. The Company reported incentive fees of $24 in its statement of operations for March 31, 2013, all of which was an accrual of incentive fees on capital gains and none for the incentive fee in investment income. The Company had total realized and unrealized investment gains of $236 in the first quarter, and unrealized losses of ($119) in 2012, for net realized and unrealized investment gains of $117 since inception, and 20% of that amount is $24.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 13, 2013

4.	As of the date of this letter, the manager has not paid the related party receivable reflected on the Company’s balance sheet as of March 31, 2013, although the amount has been reduced since March 31, 2013. It expects to pay the amount prior to the registration statement becoming effective.

5.	With regard to distributions, the Company reexamined the distributions that have been paid, and will make a number of changes in light of your comment. The changes will be incorporated into a final post-effective amendment, a Form 10-K/A for fiscal 2012, and a Form 10-Q/A for the period ending March 31, 2013. The changes are:

a.	The table that lists the distributions paid to investors will be amended to reflect the extent to which the distributions were paid from investment income, realized gains or unrealized gains. The table appears twice in the prospectus and once in the each of the financial statements included therein. The table as revised as attached hereto as Exhibit A.

b.	In the March 31, 2013 financials, a new table will be added to disclose the source of distributions paid in the quarter in a different way, and is consistent with disclosures made by other BDCs. The new disclosure is attached hereto as Exhibit B.

c.	In the March 31, 2013 financials, the Statement of Changes in Net Assets will be revised to add additional rows under the heading “Stockholder distributions.” The relevant portions of the Statement as revised are attached hereto as Exhibit C.

6.	With regard to compliance with Section 19(a), for the distributions reflected on Exhibit A that were not made entirely from investment income, the Company did not contemporaneously send a notice to shareholders with the distribution indicating the portion attributable to realized or unrealized gains because it did not know such amounts at the time of the distribution. It will send the notice for the three distributions that were from amounts other than investment income, without considering gains, tomorrow.

7.	One thing we discussed was a reconciliation between the estimated expenses that would be borne by investors as reflected in the Fees and Expenses Table, with the expense ratio reflected in the Company’s financial statements. Attached hereto as Exhibit D is a reconciliation of those numbers as of the March 2013 quarter. Some of the more notable factors that explain the differences are:

a.	The percentages are going to be substantially different because “average net assets” is substantially different. For the financial statements, the Company is required to calculate the ratios using average net assets for the period, which was $12.5 million. On the other hand, for the Fees and Expenses Table, the Company is required to project what its average net assets will be over the next 12 months. For that calculation, the Company projected average net assets of $50.5 million, or about 4 times higher. Using a greater denominator in calculating the ratios will make all ratios appear smaller.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 13, 2013

b.	Another significant difference is that offering expenses are included as operating expenses on the statement of operations, while they are shown as shareholder transaction expenses instead of annual expenses on the Fees and Expenses Table. That alone made a difference of 11.8% in the annual expenses per the Fees and Expenses Table and the operating expense ratio in the financial statements. I note that most other BDCs record the reimbursement of offering expenses as a reduction of paid in capital rather than an expense, which is why the Company’s operating expense expenses and operating expense ratio look out of line as compared to other BDCs. See, e.g., HMS Income Fund, Inc.; FS Investment II Corp.; FS Investment Corp.; Business Development Corp. of America; Keating Capital Corp. I would like to discuss adopting the methodology used by the other BDCs when we talk, which would make the comparisons between the Fees and Expenses Table and the financial statements easier, and make the Company’s results more comparable to those in the industry.

c.	Also, in terms of projecting future offering expenses, approximately $212,000 of the offering expenses in the March quarter consisted of the amortization of offering expenses capitalized at inception. The amortization will be mostly complete in the June quarter, such that offering expenses included in operating expenses will fall substantially after the current quarter.

d.	For purposes of the Fees and Expenses Table, the “other expenses” category is supposed to include expenses that are not already in some other category. As a result, “other expenses” only includes professional fees, directors’ fees, insurance and general and administrative. Management fees, incentive fees and offering expenses are categorized separately in the Fees and Expenses Table.

e.	Please note that there are other slight adjustments that also factor into the differences, such as small reductions in management fees and incentive fees as a percentage of net assets when the amounts are annualized, and the discovery of a typographical error which made a 1% difference.

8.	We also discussed whether disclosure of the expense reimbursement agreement is accurate. I have reviewed the existing disclosure, and I believe it correctly reflects how the agreement works. Below is an outline of how the investment advisory agreement and the expense reimbursement agreement are applied.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 13, 2013

a.	Manager incurs offering expenses, for which it is entitled to reimbursement under the investment advisory agreement;

b.	Under the investment advisory agreement, the manager is paid 1.5% of gross proceeds at each closing, which is applied to reduce contingent receivable for offering expenses incurred by manager. At this point, offering expenses incurred since inception by the manager greatly exceed the amounts that are reimbursed pursuant to 1.5% payments. As a result, the Company has a large payable to the manager. At the end of March 31, 2013, that payable was $1.3 million.

c.	At end of quarter, the manager reimburses the Company for all operating expenses show in its quarterly income statement other than management or incentive fees. Note that this reimbursement may include offering expenses to the extent recorded in the quarter. At the end of March 31, 2013, that receivable from the manager was $1.9 million.

d.	On the balance sheet, the payable to and receivable from the manager are netted, which results in a net receivable from the manager of $0.6 million at March 31, 2013.

I believe that “Note 4. Related Party Transactions” to the financial statements adequately discloses how both agreements work, as described above. Below are the relevant paragraphs from the March 2013 financials. The description of the two agreements in the fiscal 2012 financials is virtually identical.

Under the investment advisory agreement, the Fund is responsible for all operating expenses.  In addition, the Fund is contingently responsible for all offering and organizational expenses to the extent of 1.5% of the gross proceeds of the future offering of the Fund’s securities, and the Manager is responsible for any amount of offering or organization expenses above the 1.5% limit.  To the extent there are not future securities offerings, the Fund is not responsible for reimbursement to the manger.  At March 31, 2013, the Fund is contingently indebted to the Manager for $1.2 million for offering costs and $0.1 of organizational costs that have been incurred by the Manager in excess of the 1.5% limit.  From each closing held in the Fund’s offering of common stock, the Fund pays the Manager 1.5% of the gross proceeds of the closing for application to the payable to the Manager.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 13, 2013

The Fund has also entered into an expense reimbursement agreement with the Manager under which the Manager agreed to reimburse the Fund for all U.S. GAAP compliant expenses recognized on the quarterly financial statements of the Fund for 2012, retroactive to the date of formation of the Fund on August 3, 2011. In 2013, the expenses reimbursement agreement was modified to exclude management fees and incentive fees payable to the Manager effective as of January 1, 2013. The Fund recognizes a receivable on its books for the amount due from the Manager under the expense reimbursement agreement, and the Manager recognizes a liability on its books in the same amount. The expense reimbursement agreement allows the Manager and the Fund to offset the related receivables from and payables to each other resulting in a net receivable, or payable position. As of March 31, 2013, the Manager was indebted to the Fund for $1.9 million of expense reimbursements under the investment advisory agreement, the Fund was indebted to the Manager for $1.3; therefore, the Fund has recorded $0.6 million as due from related party at March 31, 2013, which reflects the netting of $1.9 million due from the Manager and $1.3 million due to the Manager. (emphasis added)

9.	The Company will be revising some of the notes to the Fees and Expenses Table. Note 1 will be revised to reflect a slightly higher average net asset value during the year to reflect a slightly higher amount raised over the next year. The last sentence of Note 3 will be revised to read: “Since we project that we will not reach $75 million in net assets until June 2013, we project that most of the offering expenses that are included in operating expenses will be reimbursed during such period.” The last sentence of Note 8 will be revised to read: “Since we not project that we will not reach $75 million in net assets until June 2013, we project that shareholders will actually not bear any Other Expenses until the quarter beginning April 1, 2013.”

I look forward to discussing this with you after you have had a chance to review it.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Letter to Sheila Stout

June 13, 2013

I, Gurpreet S. Chandhoke, hereby certify that I have read the foregoing letter dated June 13, 2013, by Robert J. Mottern, counsel for the VII Peaks-KBR Co-Optivist Income BDC II, Inc. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

Exhibit A

	SOURCE OF DISTRIBUTION
Payment Dates	Net Investment Income	Realized Gain from Investments	Unrealized Appreciation from Investments	Return of Capital	Per Share	Paid in Cash	DRIP	TOTAL
2012
August 17, 2012	$ 4	$ 0	$ 0	$ 0	$ 0.03	$ 3	$ 1	$ 4
August 31, 2012	4	0	0	0	0.03	3	1	4
September 14, 2012	9	0	0	0	0.03	6	3	9
September 28, 2012	9	0	0	0	0.03	6	3	9
October 15, 2012	12	0	0	0	0.03	8	4	12
October 31, 2012	12	0	0	0	0.03	8	4	12
November 16, 2012	17	0	0	0	0.03	11	6	17
November 30, 2012	17	0	0	0	0.03	11	6	17
December 17, 2012	22	0	0	0	0.03	12	10	22
December 31, 2012	23	0	0	0	0.03	13	10	23
2013
January 17, 2013 (1)	94	0	0	0	0.11	58	36	94
January 31, 2013	29	0	0	0	0.03	18	11	29
February 14, 2013	35	0	0	0	0.03	21	14	35
February 28, 2013	10	28	0	0	0.03	23	15	38
March 14, 2013 (1)	0	19	70	59	0.11	87	61	148
March 29, 2013	0	0	0	47	0.03	29	18	47
April 15, 2013	49	0	0	0	0.03	29	20	49
April 30, 2013	51	0	0	0	0.03	31	20	51
May 17, 2013	56	0	0	0	0.03	34	22	56
May 31, 2013	62	0	0	0	0.03	38	24	62
	$ 492	$ 47	$ 70	$ 106		$ 449	$ 289	$ 738

(1)	Includes a special distribution of $0.077 per share.

Exhibit B

The following table reflects the sources of the cash distributions on a tax basis that the Company has paid on its common stock during the three months ended March 31, 2013:

	Three Months Ended March 31, 2013
Source of Distribution	Distribution Amount	Percentage
Offering proceeds	$—	—
Borrowings	—	—
Net investment income(1)	145	33.2%
Capital gains proceeds from the sale of assets	47	12.8%
Non-capital gains proceeds from the sale of assets	—	—
Unrealized gains on investments	70	19.0%
Distributions on account of preferred and common equity	108	35.1%
Expense reimbursement from sponsor	—	—
Total	$370	100%

Exhibit C

	As previously reported	As revised
Operations:
Net investment income (loss)	145	145
Net realized gain from investments	47	47
Net unrealized appreciation on investments	189	189
Net increase (decrease) in net assets from operations	381	381
Stockholder distributions:
Distributions from net investment income	(370)	(145)
Distributions from net realized gains on investments	-	(47)
Distributions from unrealized appreciation on investments	-	(70)
Distributions from capital		(131)
Net decrease in net assets from stockholder distributions	(370)	(370)

Exhibit D

March 2013 Financials
		As percent of Avg Net Assets
Average Net Assets	12,521
Management Fees	75	2.4%
Incentive Fees	24	0.77%
Other Expenses*	138	4.41%
Offering Expenses	369	11.79%
	606	19.36%
* Includes the categories Prof fees, directors fees, ins., G&A
Adjustments
			Explanation
Management Fees		-0.40%	Average net assets number should be higher since most of growth of assets occurred at end of quarter
Incentive Fees		-0.27%	Average net assets number should be higher since most of growth of assets occurred at end of quarter
Other Expenses		-1.0%	Input error; should have been 1.1%
Other Expenses		-3.31%	Denominator is 4 times higher (50.5 vs. 12.5), which reduces percentage
Offering Expenses		-11.79%	Included in shareholder transaction expenses instead of estimated annual expenses
		-16.77%

Total Fees and Expenses per March 2013 after adjustments		2.59%
Difference		-0.01%